

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Donovan Jones, Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia, Canada V7X1M3

> **Re:** **Counterpath Corporation**
> **Item 4.02 Form 8-K**
> **Filed December 3, 2010**
> **File No. 000-50346**

Dear Mr. Jones:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant